

August 12, 2013

<u>Via E-mail</u>
David A. Brooks
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(b)**
> **Filed July 24, 2013**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons for the Separation, page 2

1.   We note your response to comment 6 from our letter dated July 13, 2013. We note your placeholder for Ashford Prime's leverage ratio immediately following the spin-off. Please also provide the current leverage ratio for Ashford Trust (rather than Ashford Prime).

Our Competitive Strengths, page 4

2.   You disclose on page F-3 that you consider it probable that you will exercise the options to acquire Pier House Resort and Crystal Gateway. In light of this, please expand your disclosure on page 6 under Prudent Capital Structure and throughout your document (i.e., Our Financing Strategy section, Liquidity and Capital Resources section, etc.) to

also disclose and discuss pro forma indebtedness if these properties are acquired through exercise of the options.

Structure and Formation of Our Company, page 14

3.   Your response to comment 16 of our letter dated July 13, 2013 indicates that the Board of Directors of Ashford Trust has not yet determined the number of shares to be issued or the amount of cash that will be contributed to Ashford Prime. When known, please explain to us how the amount of cash to be contributed was determined including how the anticipated cash needs of Ashford Prime were specifically considered in determining the amount. Also, explain how the number of common units of your operating partnership to be issued to Ashford Trust was determined. We may have further comment.

Our Business and Properties

Our Competitive Strengths, page 109

4.   We note your response to comment 7 from our letter dated July 13, 2013, as well as your revised disclosure, which states that inclusion of the two option properties as option properties, rather than as part of the initial separation and distribution, is based on "a number of tax, financing and market considerations." Please expand this disclosure to discuss the main tax, financing and market considerations.

Accounting Treatment of our Formation Transactions, page 186

5.   We note that you intend to account for the purchase of the TRS subsidiaries as a business combination. Please further explain to us the reason for the structure of your formation transactions as it relates to these subsidiaries; tell us why the TRS subsidiaries were not included with the contribution of the interests in the hotel properties. Also, tell us how you determined that business combination accounting is appropriate for the transfer of the TRS subsidiaries and how you concluded that the transaction has substance. Lastly, tell us the carrying values of the assets and liabilities included in the TRS subsidiaries compared to their fair values.

Unaudited Pro Forma Combined Consolidated Financial Statements, page F-3

6.   You disclose on page 16 that you will be responsible for paying the initial transaction cost of the separation and distribution, which is expected to be approximately $11.75 million. Please tell us how you will account for these costs and how the costs were considered in presenting your pro forma financial information.

7.   We note that you have determined that the acquisition of the two option properties is probable, but that the final determination as to whether or not to exercise the options, and

when, will be made by the board of directors of Ashford Prime after the completion of the separation and distribution. Because you have structured your transaction in this way, we note that there may be significantly different outcomes depending on whether the options are exercised. In light of this, please revise your disclosure to include additional pro forma presentations to reflect the outcome if the options are not exercised. The additional presentations may be of equal prominence or lesser, depending on the facts and circumstances.

8.   You state that the purchase price of each of the option properties is at fair value, and thus you believe there is minimal value attributable to the options. However, we note that the terms of the Pier House Resort option are not simply at fair value at time of exercise. Please provide us with a revised response to address how the differences were considered in your conclusion.

2. Adjustments to Pro Forma Combined Consolidated Balance Sheet, page F-7

9.   We note your revised disclosure relating to the purchases of Pier House Resort and Crystal Gateway Marriott. It still appears that only land, buildings and improvements, and furniture, fixtures and equipment are included in the purchase price allocation. Please advise or revise. Furthermore, we note that you will account for the initial properties at Ashford Trust's carrying value, but it appears that you intend to account for the purchases of the option properties as business combinations. Please clarify your basis for the difference in accounting treatment between the initial properties and option properties; discuss your consideration of the fact that the option agreements will be entered into as part of the spin-off of the initial properties and that the board of Ashford Trust has already approved the sale of these properties. Also, clarify if the cash that will be contributed to Ashford Prime will cover the purchase price of Pier House Resort.

3. Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-11

10.   We note your revision to the description of adjustment (FF). It is still unclear how you will determine the amount for pro forma purposes; please advise us further of the basis.

11.   We note that you intend to include the pro forma per share data in a future amendment. We will continue to monitor for this disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David A. Brooks
Ashford Hospitality Prime, Inc.
August 12, 2013
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Angela McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant